EXHIBIT 11.1

EF JOHNSON TECHNOLOGIES, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME (LOSS) PER SHARE

(in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
		(as adjusted)		(as adjusted)
Net income (loss)	$283	$875	$473	$(731)

Weighted average common shares – Basic	26,515,235	26,540,418	26,500,311	26,462,612
Net income (loss) per share – Basic	$0.01	$0.03	$0.02	$(0.03)

Net income (loss) per share - Diluted:
Shares used in computation:
Weighted average common shares – Basic	26,515,235	26,540,418	26,500,311	26,462,612
Dilutive effect of shares under employee stock plans	15,019	2,021	10,214	—
Weighted average restricted stock grants and units	263,899	466,143	275,879	—
Weighted average common shares – Diluted	26,794,153	27,008,582	26,786,404	26,462,612
Net income (loss) per share – Diluted	$0.01	$0.03	$0.02	$(0.03)